

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 16, 2018

<u>Via E-mail</u>
Mr. Mark L. Kleifges
Chief Financial Officer and Treasurer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Hospitality Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-11527**

Dear Mr. Kleifges:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities